SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                               Sync Research, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.005 PAR VALUE
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                         (Title of class of securities)

                                    785065103
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 30, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 785065103                       13D          Page 2 of 6  Pages
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================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      STEEL PARTNERS II, L.P.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS*
                      WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            430,222
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                     8         SHARED VOTING POWER
                                        -0-
               -----------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER
                                        430,222
               -----------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      430,222
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      12.3%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      PN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                       -------------------------
CUSIP No. 785065103                       13D          Page 3 of 6  Pages
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
  NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            430,222
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                     8         SHARED VOTING POWER

                                        - 0 -
               -----------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                        430,222
               -----------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      430,222
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      12.3%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 785065103                       13D          Page 4 of 6  Pages
--------------------------------                       -------------------------


         The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1"). This Amendment No. 1 amends the
Schedule 13D as set forth below:

Item 3 is hereby amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 430,222 Shares of Common Stock owned by Steel Partners II is $1,021,777. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.


Items 5(a) and (c) are hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 3,486,201 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

                  As of the close of business on September 1, 1999, Steel Partners II beneficially owns 430,222 Shares of Common Stock, constituting approximately 12.3% of the Shares outstanding. Mr. Lichtenstein beneficially owns 430,222 Shares, representing approximately 12.3% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 430,222 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of the prior Schedule 13D by the Reporting Persons.

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CUSIP No. 785065103                       13D          Page 5 of 6  Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 2, 1999                          STEEL PARTNERS II, L.P.

                                           By:      Steel Partners, L.L.C.
                                                    General Partner

                                           By:      /s/ Warren G. Lichtenstein
                                                 -------------------------------

                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer

                                                    /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                    WARREN G. LICHTENSTEIN

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CUSIP No. 785065103                       13D          Page 6 of 6  Pages
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                                   SCHEDULE A


            Transactions in the Shares Since the Filing of the Prioru
            ---------------------------------------------------------
                                  Schedule 13D
                                  ------------



Shares of Common Stock               Price Per                    Date of
   Purchased/(Sold)                    Share                   Purchase/Sale
----------------------               ---------                 -------------

                             STEEL PARTNERS II, L.P.
                             -----------------------


      6,000                           2.53000                      8/24/99
      9,000                           2.52306                      8/26/99
      11,900                          2.40001                      8/27/99
      34,500                          2.47340                      8/30/99
      14,000                          2.36460                      8/31/99
      15,000                          2.42160                       9/1/99

                               WARREN LICHTENSTEIN
                               -------------------

                                      None.